                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


         [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2001

         [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



              EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN
              -----------------------------------------------------

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.
                            -------------------------

                 One Oxford Centre, Suite 3300, 301 Grant Street
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS


                                                                        Page
                                                                        ----
REPORT OF INDEPENDENT AUDITORS                                            2


FINANCIAL STATEMENTS

   Statements of net assets available for benefits                        3
   Statements of changes in net assets available for benefits             4
   Notes to financial statements                                        5 - 9


SUPPLEMENTARY INFORMATION

   Schedule H:
     Line 4i-Schedule of Assets (Held at End of Year)                    10
     Line 4j-Schedule of Reportable Transactions                         11

SIGNATURE                                                                12

INDEX TO EXHIBITS                                                        13

                         REPORT OF INDEPENDENT AUDITORS



Benefits Administration Committee
Equitable Resources, Inc. Savings and Protection Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                               /s/ Ernst & Young LLP
                                         ---------------------------------------



Pittsburgh, Pennsylvania
June 17, 2002

                            EQUITABLE RESOURCES, INC.
                           SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     DECEMBER 31
                                                              2001                  2000
                                                    ---------------------------------------
Investments, at fair value:
   Mutual funds                                        $ 8,458,231           $11,006,277
   Common/collective trusts                              2,540,736             2,338,628
   Employer Stock Fund                                     913,197               736,741
   Participant loans                                       440,241               407,501
                                                    ---------------------------------------
Net assets available for benefits                      $12,352,405           $14,489,147
                                                    =======================================







                             SEE ACCOMPANYING NOTES

                            EQUITABLE RESOURCES, INC.
                           SAVINGS AND PROTECTION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              YEAR ENDED DECEMBER 31
                                                              2001                2000
                                                     -------------------------------------
Additions:
   Investment income:
     Interest and dividends                             $    431,338        $    896,120
     Interest on participant loans                            36,546              27,681
                                                     -------------------------------------
   Total investment income                                   467,884             923,801

   Net depreciation in fair value of investments          (1,515,503)         (1,031,229)
   Transfer into Plan                                              -             373,818
   Contributions:
     Matching                                                 93,649              77,169
     Contract                                                983,878           1,091,422
                                                     -------------------------------------
   Total contributions                                     1,077,527           1,168,591
                                                     -------------------------------------
Total additions                                               29,908           1,434,981

Deductions:
   Withdrawals by participants                             2,242,491           1,489,698
   Expenses                                                    3,544               5,739
   Transfers to affiliated plan                              (79,385)            155,139
                                                     -------------------------------------
Total deductions                                           2,166,650           1,650,576
                                                     -------------------------------------

Net decrease in net assets available for benefits         (2,136,742)           (215,595)

Net assets available for benefits:
   At beginning of year                                   14,489,147          14,704,742
                                                     -------------------------------------
   At end of year                                       $ 12,352,405        $ 14,489,147
                                                     =====================================


                             SEE ACCOMPANYING NOTES

                            EQUITABLE RESOURCES, INC.
                           SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2001


1.     DESCRIPTION OF PLAN

       The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. Prior to January 1, 1999, the matching contribution followed the participant's contract contribution. Effective January 1, 1999, the matching contribution will be invested in the employer stock fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       ROLLOVER CONTRIBUTIONS

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       VESTING

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

                  Years of Continuous Service                 Vested Interest
                  ---------------------------                 ---------------
                      Less than five years                           0%
                      Five years or more                           100%

       Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

       WITHDRAWALS BY PARTICIPANTS

       Payments to participants are made in one of the following ways, subject to certain limitation: a single sum payment, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his designated beneficiary.

       LOANS TO PARTICIPANTS

       A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested balance of a participant's account.

       ADMINISTRATIVE EXPENSES

       The plan sponsor pays administrative expenses associated with the Plan except for investment management fees which are paid by the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       INVESTMENTS

       The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 26,804 and 11,037 shares of Company common stock at December 31, 2001 and 2000, respectively.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     INVESTMENTS

       Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                   DECEMBER 31
                                                            2001                  2000
                                                    -------------------------------------
       The George Putnam Fund of Boston               $1,259,491            $1,551,464
       The Putnam Fund for Growth & Income             2,820,411             3,753,518
       Putnam Voyager Fund                             2,491,965             3,721,505
       Putnam International Growth Fund                    -                   866,922
       Employer Stock Fund*                              913,197               736,741
       Putnam Stable Value Fund                        2,401,442             2,326,684

       *Nonparticipant-directed

       The Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                                                                    NET CHANGES IN FAIR VALUE FOR
                                                                                      THE YEAR ENDED DECEMBER 31
                                                                                       2001                  2000
                                                                                -------------------------------------
       Investments at fair value as determined by quoted market prices:
           Registered investment companies                                        $(1,493,551)          $(1,345,309)
           Company stock                                                              (23,760)              314,080
           Common/collective trusts                                                     1,808                     -
                                                                                -------------------------------------
                                                                                  $(1,515,503)          $(1,031,229)
                                                                                =====================================

       Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                                               DECEMBER 31
                                                                                        2001                  2000
                                                                                  -----------------------------------
       Net asset:
         Employer Stock Fund                                                         $913,197              $736,741
                                                                                  -----------------------------------

       Changes in net assets:
         Dividend and interest income                                                $ 16,911              $ 11,504
         Net (depreciation) appreciation in fair value of investment                  (23,760)              314,080
         Employer contributions                                                        22,665                19,744
         Employee contributions                                                        49,771                30,463
         Withdrawals by participants                                                  (31,619)              (10,706)
         Expenses                                                                         (80)                 (159)
         Interfund transfers                                                          129,202               138,834
         Other                                                                         13,366                (5,311)
                                                                                  -----------------------------------
       Net increase                                                                  $176,456              $498,449
                                                                                  ===================================

4.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

5.     INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                            SUPPLEMENTARY INFORMATION

                            EQUITABLE RESOURCES, INC.
                           SAVINGS AND PROTECTION PLAN

                          PLAN NO. 206 EIN: 25-0464690
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

                                                            DESCRIPTION OF INVESTMENT INCLUDING
                                                             MATURITY DATE, RATE OF INTEREST,
                IDENTITY OF ISSUE, BORROWER, LESSOR, OR        COLLATERAL, PAR, OR MATURITY                            CURRENT
                             SIMILAR PARTY                              VALUE                          COST             VALUE
 ----------------------------------------------------------------------------------------------------------------------------------
 *     Putnam Bond Index Fund                               Common/collective trust                     (a)          $     83,388
       Alger Mid Cap Retirement Fund                        Mutual fund                                 (a)                99,477
       Pimco Total Return Administrative Fund               Mutual fund                                 (a)                46,822
       Alger Small Cap Retirement Fund                      Mutual fund                                 (a)                   446
       Neuberger Berman Genesis Trust                       Mutual fund                                 (a)               184,396
 *     The George Putnam Fund of Boston                     Mutual fund                                 (a)             1,259,491
 *     The Putnam Fund for Growth & Income                  Mutual fund                                 (a)             2,820,411
 *     Putnam Investors Fund                                Mutual fund                                 (a)                14,818
 *     Putnam Income Fund                                   Mutual fund                                 (a)               454,324
       Putnam Global Growth Fund                            Mutual fund                                 (a)                   164
 *     Putnam Vista Fund                                    Mutual fund                                 (a)                56,883
 *     Putnam Voyager Fund                                  Mutual fund                                 (a)             2,491,965
 *     Putnam Growth Opportunities Fund                     Mutual fund                                 (a)                21,635
 *     Putnam OTC & Emerging Growth Fund                    Mutual fund                                 (a)                 2,703
 *     Putnam Asset Allocation-Growth Portfolio             Mutual fund                                 (a)               136,939
 *     Putnam Asset Allocation-Balanced Portfolio           Mutual fund                                 (a)               168,988
 *     Putnam Asset Allocation-Conservative Portfolio       Mutual fund                                 (a)               104,631
 *     Putnam S&P 500 Index Fund                            Common/collective trust                     (a)                55,906
 *     Putnam International Growth Fund                     Mutual fund                                 (a)               540,876
 *     Putnam Balanced Fund                                 Mutual fund                                 (a)                53,262
       Loan Fund                                            Participant loans, 6% to 10.5%              (a)               440,241
 *     Equitable Resources Common Stock Fund                Employer securities-common shares           $772,539          913,197
 *     Putnam Stable Value Fund                             Common/collective trust                     (a)             2,401,442
                                                                                                                   ---------------
                                                                                                                     $ 12,352,405
                                                                                                                   ===============

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

                            EQUITABLE RESOURCES, INC.
                           SAVINGS AND PROTECTION PLAN

                          PLAN NO. 206 EIN: 25-0464690
             SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 2001

                                                                                                          CURRENT
                                                                                                          VALUE OF
                                                                                                          ASSET ON
                                   DESCRIPTION OF                  PURCHASE      SELLING      COST OF    TRANSACTION
IDENTITY OF PARTY INVOLVED           INVESTMENT                      PRICE        PRICE        ASSET        DATE          NET GAIN

CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Equitable Resources, Inc.      Employer Stock Fund                  $804,819        $ -      $804,819      $804,819         $ -

Equitable Resources, Inc.      Employer Stock Fund                        -       604,604     475,373       604,604        129,231

There were no category (i), (ii) or (iv) reportable transactions during 2001.

                                    SIGNATURE







         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.









                                                 EQUITABLE RESOURCES, INC.
                                               SAVINGS AND PROTECTION PLAN
                                                        (Name of Plan)




                                          By         /s/ David L. Porges
                                            ------------------------------------
                                                         David L. Porges
                                                   Executive Vice President and
                                                      Chief Financial Officer







June 28, 2002

                                INDEX TO EXHIBITS


Exhibit No.                              Description                                Sequential Page No.
----------------------------------------------------------------------------------------------------------
      23                        Consent of Independent Auditors                             14